Mail Stop 4561

								February 28, 2008

Mr. Marshall Davis
MD Holdings Corp.
135 Carolstowne Road
Reistertown, Maryland 21136


Re: 	MD Holdings Corp.
      Registration Statement on Form SB-2
      File No. 333-149013
      Filed February 1, 2008


Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please register on a current form of registration statement;
Form
SB-2 is no longer valid. Please refer to SEC Release 33-8876 (Smaller Reporting Company Regulatory Relief and Simplification) which became effective on 2/4/08.
2. Your disclosure indicates that your main subsidiary is a mortgage brokerage. However, the revenues from your brokerage business have declined precipitously, particularly since its acquisition by MD Holdings. Furthermore, your disclosure, in your plan of operations, business section and in the summary does not appear to anticipate any future development of your brokerage business. Finally, the company has no employees, its sole officer and director currently contributes an immaterial amount of time to company business.

In view of the foregoing, we believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank-check company. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." As such, please revise the document to disclose the blank check nature of the company and your offering and to comply with the provisions of Rule 419. In the alternative, revise your registration statement appropriately to provide a more detailed plan of operations and milestones in your "Plan of Operations" section.
3. It appears that all of the shares held by non-affiliates are being offered for resale. Based on the facts, it appears the resale offering is in essence a primary offering. Because MD Holdings is not eligible to conduct a primary offering "at the market," the offering by MD Holdings should be sold at a fixed price, for the duration of the offering. In addition, MD Holdings and its control persons should be named underwriters in the prospectus.

Cover Page of Prospectus

4. Please revise the second paragraph to disclose that your auditors have determined that based upon your financial condition there is substantial doubt as to whether you can continue to operate as a going concern.

5. Please revise the second paragraph to disclose that you will not be receiving any of the proceeds of this offering.

About Our Company, page 1

6. Revise your Summary or your management`s discussion to discuss the impact of the recent upheaval in the mortgage market upon your business operations.

7. Please revise the first paragraph to discuss the following:
* the role that Mr. Davis played in MD Holding and MD Mortgage Corporation, including that he was the sole director and executive officer of both entities and the percentage of stock beneficially owned by him in each;
* whether the merger was an arms length transaction and whether the purchase price was determined by anyone other than Mr. Davis;
* clarify whether you had any operations before your acquisition of
MD Mortgage Corporation;
* the purpose of the establishment of MD Holdings and the acquisition of MD Mortgage Corporation; and
* the aggregate purchase price paid for MD Mortgage.


8. Please revise the first paragraph to discuss the following:
* your poor financial condition and your total dependence on Mr. Davis to provide financing necessary for you to operate for the next twelve months;
* your need for additional capital without which you cannot operate;
* the nature of your business;
* the number of full time employees;
* the history of revenues and profits/ losses at your wholly owned subsidiary;
* how you have been affected by recent developments in the mortgage business in your market area, particularly subprime loans which comprised forty percent of your loans in the 2006 fiscal year;
* your business strategy to which you refer in the risk factors and how you will finance the strategy; and
* your "plans for expansion" to which you refer in the risk factors and how you will finance the plans given the going concern determination.


Terms of the Offering, page 1

9. Please revise the section to discuss the role that Mr. Davis played, directly and indirectly, in determining the offering price including the setting of the $0.40 per share price and the decision to undertake the stock split.


Risk Factors, page 1
10. Please revise each risk factor to "provide the information investors need to assess the magnitude of the risk." We refer you to
Staff Legal Bulletin No.7 (sample comments 34 and 38). In some cases, the consequence of a risk materializing will be that you will be no longer able to operate.

11. Please revise the first risk factor as follows:
* delete your reference to a "limited operating history` and a "new business enterprise" since your wholly owned subsidiary has a nine year operating history;
* discuss your minimal assets and the fact that liabilities far exceed assets; and
* discuss that fact that your revenues have dropped by over eighty percent.

12. Please revise the second risk factor, consistent with your disclosure on page 12-13 to reflect the fact that given your current financial condition, you "will" need financing to operate at current levels let alone to achieve your business strategy or expand.

13. Please revise the third risk factor to reflect the fact that you are totally dependent on Mr. Davis, your sole director, your sole executive officer and your sole employee.

14. Please revise the last risk factor to explain why the disclosure requirements "may cause a reduction in the trading activity."

15. Please add a risk factor addressing the risks associated with Mr.
Davis beneficially owning over ninety percent of your stock including the inability of outside shareholders to have an impact on any decisions put to a vote of shareholders.

16. Please add a risk factor addressing the risks associated with your dependence on subprime loans which accounted for forty percent of your loans in fiscal 2006.

Determination of Offering Price, page 3

17. Please revise the section to discuss the role that Mr. Davis played, directly and indirectly, in determining the offering price including the setting of the $0.40 per share price in the private placement and the decision to undertake the stock split.


Selling Security Holders, page 4

18. Please identify the founding shareholders by name and describe their role in the company.

Description of Business, page 8

19. Please revise to clarify that you have only one employee not multiple mortgage brokers or loan officers and that you only have one office.

Business Philosophy and Competitive Strategy, page 10

20.   Explain the basis for each of the following claims:
* your service is any more personalized than most of your competitors;
* your processing of mortgages is any more "expedited" than most of your competitors;
* your single office offers more convenience than your competitors;
and
*  you offer the "best available market rates.

Competition, page 11

21. Please revise to provide more detail as to how you compete with established local, regional national and international financial institutions in your market area in the current business conditions in the housing market and the mortgage business.

Management`s Discussion and Analysis or Plan of Operation, page 12

22. Please revise this section as follows:
* address in detail the going concern determination;
* address the recent decline in revenues;
* discuss how you have been and will be effected by the recent downturn in the housing market, the collapse of subprime lending and the tightening of mortgage lending;
* disclose the terms under which Mr. Davis will provide additional funds and the estimated amount of such funds; and
* identify the consequences of a failure to raise additional funds.

Description of Property, page 13

23. Please indicate whether your office is located in an office building.

Financial Statements - MD Holdings, Corp and Subsidiary

General

24. Please revise to comply with the updating requirements set forth in Rule 301(c) - (d) of Regulation S-X.

Condensed Balance Sheets as of September 30, 2007 and 2006, page
F-1

25. We note your disclosure on page 7 that you are authorized to issue up to 10 million shares of preferred stock with a par value of
$.001 per share. Your disclosure on the face of your balance sheet, however, indicates that you are only authorized to issue 10,000 shares of preferred stock. Please revise to resolve this apparent inconsistency.

Condensed Statement of Changes in Stockholders` Equity
(Deficiency)
for the Period from December 31, 2004 to September 30, 2007, page
F-3

26. Please revise your Statement of Changes in Stockholders`
Equity
(Deficiency) to retroactively give effect to the common control merger that occurred on January 15, 2007 as well as the 15-to-1 stock split that occurred on January 30, 2008. We are unclear as to how your current presentation appropriately reflects these transactions.
Please refer to paragraph D16 of SFAS 141 and SAB Topic 4C for additional guidance.

27. As a related matter, please explain to us how you determined that the impact of these transactions resulted in substantial increases in the par value of common stock as well as a negative APIC balance for the periods presented. A stock-split should have no impact on the aggregate par value of common shares as the par value per share is also adjusted as a result of the split.

Financial Statements - MD Mortgage Corporation, page F-12

28. We note that you have accounted for the acquisition of MD Mortgage Corporation as a transfer of assets between entities under common control. Accordingly, please revise your prior period financial statements for the years ended December 31, 2006 and 2005 to give retroactive effect to the common control merger and clearly label these statements to indicate that the financial data of previously separate entities are combined. Refer to paragraph D17 of
SFAS 141 for additional guidance.


      * * * * * * * * * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact Christina Harley at (202) 551-3695 or
Angela
Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419
with
any other questions.


						Sincerely,



						Christian Windsor
						Special Counsel



cc. 	Eric M. Stein, Esquire
      Anslow & Jaclin LLP
      195 Route 9 South, Suite 204
      Manalapan, New Jersey 07726




Mr. Marshall Davis
MD Holdings Corp.
February 28, 2008
Page 7